2727 NORTH HARWOOD STREET    •    DALLAS, TEXAS 75201.1515

TELEPHONE: +1.214.220.3939    •    FACSIMILE: +1.214.969.5100

July 21, 2015

BY EDGAR

Jay Ingram

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	CSW Industrials, Inc.

Amendment No. 1 to the Registration Statement on Form 10

File No. 001-37454

Ladies and Gentlemen:

CSW Industrials, Inc. (“CSWI”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form 10 (Registration No. 001-37454) (as amended, the “Registration Statement”). On behalf of CSWI, we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in the letter dated July 14, 2015. For ease of reference, the text of the Staff’s comments are included in bold-face type below, followed in each case by CSWI’s response. Except as otherwise provided, page references included in the body of CSWI’s responses are to Amendment No. 1.

Exhibit Index, page 5

1.	Please include Whitmore and RectorSeal’s debt arrangements in your exhibit index as material contracts. Please refer to Item 601(b)(10) of Regulation S-K.

Response: CSWI acknowledges the Staff’s comment and advises the Staff that it has revised the exhibit index to include the Whitmore credit agreement relating to the Strathmore acquisition and the RectorSeal credit agreement. CSWI also advises the Staff that it is currently negotiating an extension to its RectorSeal credit agreement. CSWI undertakes to include the amended and restated RectorSeal credit agreement as an exhibit when RectorSeal enters into the amended and restated credit agreement.

ALKHOBAR       •       AMSTERDAM        •       ATLANTA       •       BEIJING       •        BOSTON       •       BRUSSELS       •       CHICAGO        •       CLEVELAND       •       COLUMBUS       •        DALLAS

DETROIT       •       DUBAI       •        DÜSSELDORF       •       FRANKFURT       •       HONG  KONG       •       HOUSTON       •       IRVINE       •        JEDDAH       •       LONDON       •       LOS ANGELES

MADRID       •       MEXICO CITY        •       MIAMI       •       MILAN       •       MOSCOW        •       MUNICH       •       NEW YORK       •        PARIS       •       PERTH       •       PITTSBURGH        •       RIYADH

SAN DIEGO       •       SAN FRANCISCO        •       SÃO PAULO       •       SHANGHAI       •        SILICON VALLEY       •       SINGAPORE       •       SYDNEY        •       TAIPEI       •       TOKYO       •        WASHINGTON

United States Securities and Exchange Commission July 21, 2015 Page 2 of 11

Exhibit 99.1

General

2.	Please be advised that we may have additional comments when items which are currently blank are completed.

Response: CSWI acknowledges the Staff’s comment and undertakes to respond to any additional comments as promptly as possible.

Summary, page 8

Our Company, page 8

3.	You present your net revenues and operating income for the year ended March 31, 2015 excluding Strathmore here, but present pro forma numbers including Strathmore later in this section, such as on page 10, extensively in your Business section, and elsewhere. Please revise throughout to ensure that where your presentations are consistent throughout your filing.

Response: CSWI acknowledges the Staff’s comment and has revised the information statement to ensure that its presentation of net revenues and operating income for the year ended March 31, 2015 is consistent throughout the filing.

Sustainable Organic Revenue Growth and Operating Performance, page 10

4.	Where you discuss line items, such as your revenue, which experienced growth over the periods that you disclose here based both on organic growth and acquisitions, please revise to quantify the extent to which the growth was organic or due to acquisitions.

Response: CSWI acknowledges the Staff’s comment and has revised pages 10 and 79 to quantify the extent to which growth was organic or was due to acquisitions.

Questions and Answers about CSWI and the Share Distribution, page 2

5.	Please add discussions regarding the identity of the executive officers and directors of CSWI following the spin-off, as well as the cost of the spin-off transaction and which entity will bear that cost, either under this heading or in your Summary.

Response: CSWI acknowledges the Staff’s comment and has revised pages 4, 11 and 14 to disclose the identity of the executive officers and directors of CSWI following the spin-off and the cost of the spin-off and which entity will bear the cost of the spin-off.

United States Securities and Exchange Commission July 21, 2015 Page 3 of 11

Risk Factors, page 18

Risks Relating to Our Business, page 18

We are dependent on contract manufacturers for manufacturing of certain products that we sell, page 22

6.	Please supplementally advise what percentage of your products in each of your segments are produced by third parties, and what impact the use of third parties has on your profit margins.

Response: CSWI acknowledges the Staff’s comment and advises the Staff that approximately 47.9% of CSWI’s products in its Industrial Products Segment, 9.9% of CSWI’s products in its Coatings, Sealants and Adhesives segment and 8.9% of CSWI’s products in its Specialty Chemicals segment are produced by third parties. For the fiscal year ended March 31, 2015, the use of third party manufacturers resulted in an increase of approximately 6.6% in operating margins when compared to the operating margins for internally manufactured products.

Treatment of Stock-Based Awards, page 42

7.	You state on page 31 that you have not set an initial price for your common stock, and that the price will be established by the market. However, you state here that all Capital Southwest options will be converted into both an adjusted Capital Southwest stock option and a CSWI stock option with adjustments made to preserve the aggregate intrinsic value of the original option as measured immediately before and after the distribution, subject to rounding. Please revise here and elsewhere as appropriate to clarify how you will accomplish these adjustments in light of the indeterminate value of your stock immediately after the distribution.

Response: CSWI acknowledges the Staff’s comment and has revised page 42 to clarify how Capital Southwest stock options and CSWI stock options will be adjusted to preserve the aggregate intrinsic value of the original option.

Unaudited Pro Forma Condensed Combined Financial Statements, page 46

8.	Please be advised that we have not and will not review the pro forma financial statements until they are completed; however, based on the current proposed format, please revise the pro forma balance sheet and pro forma statements of operations to include a subtotal column following the pro forma adjustments that give effect to the acquisition of the Strathmore assets, prior to the column showing the adjustments reflecting the share distribution and related transactions.

United States Securities and Exchange Commission July 21, 2015 Page 4 of 11

Response: CSWI acknowledges the Staff’s comment and has revised pages 48 and 49 to include a subtotal column that gives effect to the acquisition of the Strathmore assets.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49

9.	Your MD&A contains no disclosure on prospective developments and strategies nor does it address management’s views regarding the trends and uncertainties that have had or that you reasonably expect will have material impacts on your results of operations. Please see Section III.B.3 of SEC Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K and revise your disclosure accordingly.

Response: CSWI acknowledges the Staff’s comment and has revised the MD&A to include disclosure regarding prospective developments and management’s views regarding the trends and uncertainties that have had or that management reasonably expects to have a material impact on CSWI’s results of operations.

Results of Operations, page 50

General

10.	To the extent applicable, please make similar revisions to your MD&A for the comparative periods March 31, 2014 and March 31, 2013 as noted in our comments regarding your MD&A below.

Response: CSWI acknowledges the Staff’s comment and has revised the comparative periods, as applicable, as noted in the Staff’s comments below.

Net Revenues, pages 51 and 55

11.	Please expand your narrative to discuss and quantify how much of the increase in combined revenue was due to increased volume versus prices.

Response: CSWI acknowledges the Staff’s comment and has revised pages 54 and 58 to discuss and quantify how much of the increase in combined revenue was due to increased volume versus price.

Cost of Revenues, page 52

12.	Please revise your narrative to more fully discuss the most significant components of your cost of revenue and the amount or percentage of cost of revenue attributable to each significant component.

United States Securities and Exchange Commission July 21, 2015 Page 5 of 11

Response: CSWI acknowledges the Staff’s comment and has revised pages 54 and 59 to more fully discuss the most significant components of CSWI’s cost of revenue and the amount or percentage of cost of revenue attributable to each significant component.

General and Administrative Expenses, page 52 and 56

Other Income (Expenses), page 53

13.	Please quantify the items you have disclosed that contributed to the increase over the prior year.

Response: CSWI acknowledges the Staff’s comment and has revised page 56 to quantify the items that contributed to the increase in other income (expenses) over the prior year.

Segment Results, page 54 and 58

14.	Please revise the narrative of your segment results to provide a more quantified discussion of the reasons you have identified that contributed to the fluctuations between periods.

Response: CSWI acknowledges the Staff’s comment and has revised the disclosure regarding segment results to provide a more quantified discussion of the reasons that contributed to the fluctuations between periods.

Liquidity & Capital Resources, page 59

15.	Please revise your disclosure to include a discussion of how the separation will affect your liquidity and capital resources. Please refer to Item 303(a)(1) and Item 303(a)(2)(ii) of Regulation S-K.

Response: CSWI acknowledges the Staff’s comment and has revised its liquidity and capital resources disclosure to include a discussion of how the separation will affect CSWI’s liquidity and capital resources.

Critical Accounting Estimates and Judgments, page 65

Goodwill, page 65

16.	Please expand your disclosure to disclose the number of reporting units that include goodwill. Additionally, to the extent that you have determined that the estimated fair values of all your reporting units substantially exceed their respective carrying values, please specifically disclose that determination. Otherwise, please disclose the amount by which reporting unit fair values exceed their carrying values.

United States Securities and Exchange Commission July 21, 2015 Page 6 of 11

Response: CSWI acknowledges the Staff’s comment and has revised the disclosure to include the number of reporting units that include goodwill. Additionally, CSWI has revised the disclosure to clarify the nature of the goodwill impairment test performed (qualitative versus quantitative) and the result of the applicable test. For all reporting units, CSWI previously concluded that the fair value exceeded the carrying value.

Business, page 70

17.	Please revise to include disclosure regarding your sources and availability of raw materials, as well as the importance and duration of your intellectual property. Please refer to Item 101(c)(1)(iii) and Item 101(c)(1)(iv) of Regulation S-K.

Response: CSWI acknowledges the Staff’s comment and has revised page 82 to include disclosure regarding its sources and the availability of raw materials as well as the importance and duration of CSWI’s intellectual property.

18.	Please clearly describe the competitive conditions that each of your segments are facing, as well as your segments’ competitive positions in their industries. Please refer to Item 101(c)(1)(x).

Response: CSWI acknowledges the Staff’s comment and has revised page 82 to more clearly describe the competitive conditions that each of its segments face as well as its segment’s competitive positions in their industries.

Domestic and International Sales and Long-Lived Assets, page 80

19.	Please revise to state clearly what percentage of your revenues are derived from the United States. Please refer to Item 101(d)(1)(i)(A) of Regulation S-K.

Response: CSWI acknowledges the Staff’s comment and has revised page 83 to include what percentage of CSWI’s revenues are derived from the United States.

Compensation of Executive Officers, page 89

Cash Incentive Opportunities, page 91

20.	Please revise to disclose the specific goals for your non-equity incentive plan, the threshold, target, and maximum performance levels and associated payouts ranges, as well as actual performance achieved. Please refer to Item 402(b)(2)(v) and Item 402(b)(2)(vii) of Regulation S-K.

Response: CSWI acknowledges the Staff’s comment and has revised pages 94 and 95 to include the goals for the non-equity incentive plan, the target performance level under the plan and the actual performance achieved. The non-equity incentive plan did not provide for threshold or maximum performance levels or associated payouts.

United States Securities and Exchange Commission July 21, 2015 Page 7 of 11

Long-Term Incentive Awards, page 92

21.	Please revise to clarify how the company determines the amount of each type of equity to award to its NEOs, and how it chooses between restricted stock and option awards. Please refer to Item 402(b)(1)(v) and 402(b)(2)(iii) of Regulation S-K.

Response: CSWI acknowledges the Staff’s comment and has revised pages 96 and 97 to clarify how Captial Southwest determined the amount of each type of equity to award to its named executive officers and how it chose between restricted stock and option awards under the executive compensation plan that Capital Southwest established on August 28, 2014 (the “Share Distribution Executive Compensation Plan”).

22.	Please clarify whether the “historic” option terms that you disclose here are applicable to the options grants that you disclose in your summary compensation table.

Response: CSWI acknowledges the Staff’s comment and has revised pages 95 and 96 to clarify that the options granted in 2014 that are disclosed in the summary compensation table have different terms than the options that Capital Southwest historically granted to its named executive officers, including those listed in the summary compensation table for prior years.

Share Distribution-Related Compensation, page 94

23.	Please clarify the manner in which payments under the August 28, 2014 plan will be allocated between options, restricted stock and cash.

Response: CSWI acknowledges the Staff’s comment and has revised pages 98 and 99 to clarify the manner in which payments under the August 28, 2014 plan will be allocated between options, restricted stock and cash.

24.	We note that the equity awards payable under the CSWI executive compensation plan will include both Capital Southwest and CSWI stock options and restricted shares. Please clarify whether Capital Southwest will be making payments of CSWI options and restricted shares, or whether CSWI has adopted this plan and will be responsible for payments under it.

Response: CSWI acknowledges the Staff’s comment and has revised pages 98 and 99 to clarify that the awards of stock options and restricted stock granted under the Share Distribution Executive Compensation Plan were awards of Capital Southwest stock options and restricted stock. Further, CSWI has revised page 99 to clarify that the cash awards payable under this plan will be paid by Capital Southwest.

United States Securities and Exchange Commission July 21, 2015 Page 8 of 11

In connection with the spin-off, the Capital Southwest equity awards granted under the Share Distribution Executive Compensation Plan will be treated the same as all other outstanding equity awards under the employee matters agreement that Capital Southwest and CSWI will enter into prior to the completion of the spin-off. For additional information on how outstanding equity awards will be treated in connection with the spin-off, see “The Share Distribution—Treatment of Stock-Based Awards.”

Capital Southwest Grants of Plan-Based Awards for NEOs, page 97

25.	Please revise this table to include the compensation payable under your non-equity incentive plan. Please refer to Item 402(d)(2)(iii) of Regulation S-K.

Response: CSWI acknowledges the Staff’s comment and has revised the table on page 101 to include the compensation payable under Capital Southwest’s non-equity incentive plan.

Certain Relationships and Related Party Transactions, page 104

26.	Please revise or tell us why you are not required to disclose the management fees that your company has paid to the management company subsidiary of Capital Southwest, as discussed on page F-28.

Response: CSWI acknowledges the Staff’s comment and has revised page 112 to include disclosure regarding the management fees that CSWI has paid to the management company subsidiary of Capital Southwest and that these fees will terminate upon the completion of the spin-off.

Agreements between Capital Southwest and CSWI Relating to the Share Distribution, page 104

27.	Please include a description of the Transition Services Agreement here and elsewhere as necessary.

Response: CSWI acknowledges the Staff’s comment and advises the Staff that CSWI and Capital Southwest have determined that they will not enter into a transition services agreement in connection with the spin-off. CSWI has revised the information statement to remove references to the transition services agreement.

United States Securities and Exchange Commission July 21, 2015 Page 9 of 11

28.	Please disclose the duration of each of the agreements that you discuss here.

Response: CSWI acknowledges the Staff’s comment and has revised pages 108 and 110 to include the duration of each of the agreements discussed under “Agreements between Capital Southwest and CSWI Relating to the Share Distribution.”

Distribution Agreement, page 104

29.	Please clarify the meaning of the first sentence in the second paragraph under this heading or otherwise advise us of the basis for disclaiming responsibility for the accuracy of the information in this section.

Response: CSWI acknowledges the Staff’s comment and has revised page 108 to clarify the discussion regarding the representations and warranties in the Distribution Agreement.

30.	Please revise to describe with greater clarity the assets and liabilities that are the subject of the Distribution Agreement, as well as the liabilities against which you will be indemnifying Capital Southwest and whether there is any limit to the amount of indemnification which you will be required to provide.

Response: CSWI acknowledges the Staff’s comment and has revised pages 109 and 110 to clarify the assets and liabilities that are the subject of the Distribution Agreement, as well as the liabilities against which CSWI will indemnify Capital Southwest and whether there is any limit to the amount of indemnification which CSWI will be required to provide.

Financial Statements, page F-1

Note 6. Goodwill, page F-17

31.	Please disclose the amount of goodwill by reportable segment. Refer to ASC 350-20-50-1.

Response: CSWI acknowledges the Staff’s comment and has revised page F-17 to disclose the amount of goodwill by reportable segment.

Note 7. Intangible Assets, page F-18

32.	Please revise your footnote to provide all the disclosures required by ASC 350-30-50-2a.

Response: CSWI acknowledges the Staff’s comment and has revised page F-18 to provide all the disclosures required by ASC 350-30-50-2a.

United States Securities and Exchange Commission July 21, 2015 Page 10 of 11

Note 12. Retirement Plans, page F-21

33.	Please disclose the target allocation percentages as it relates to the classes of your plan assets. Refer to paragraph 5i of ASC 715-20-50-1d.

Response: CSWI acknowledges the Staff’s comment and has revised page F-24 to disclose the target allocation percentages as it relates to the classes of CSWI’s plan assets.

Note 23. Subsequent Events, page F-30

34.	With respect to the acquisition of Strathmore, please tell us what consideration you have given to providing acquisition financial statements in accordance with Rule 3-05 of Regulation S-X.

Response: CSWI acknowledges the Staff’s comment and has revised the information statement to include acquisition financial statements for Strathmore in accordance with Rule 3-05 of Regulation S-X.

Note 24. Segments, page F-31

35.	Please revise your registration statement to reconcile operating income to your consolidated income before taxes as contemplated in ASC 280-10-50-30b.

Response: CSWI acknowledges the Staff’s comment and has revised page F-32 to state that the CSWI Businesses do not allocate interest income, interest expense or other income (expense) by segment.

36.	Please disclose revenues by product line as contemplated in ASC 280-10-50-40.

Response: CSWI respectfully acknowledges that ASC 280-10-50-40 requires CSWI to report the revenues for each product or each group of similar products. In response, CSWI would like to clarify that the reportable segments CSWI has presented are aligned with its product lines and include general groupings of similar products, as discussed in Note 24. Additionally, no single product offering represents a significant portion of revenue for any reportable segment. In fact, most of CSWI’s product offerings constitute 1-3% of revenues for a reportable segment. As a result, the next level of detail would include over 30 individual product offerings or groupings for each reportable segment. CSWI does not believe that providing such information would be material for investors, nor does it believe that relationships or changes in or amongst product line revenue categories could be tied to any material events or trends associated with CSWI’s business or the industry. Lastly, CSWI does not believe that similarly situated companies in its industry typically provide information at such a granular level, and therefore CSWI believes that such disclosure could result in the availability of competitively harmful data to certain of CSWI’s competitors. Based upon the aforementioned consideration of the disclosure requirements of ASC 280-10-50-40, CSWI has concluded that its current disclosure included in Note 24 provides an appropriate level of detail associated with product line revenues.

United States Securities and Exchange Commission July 21, 2015 Page 11 of 11

* * * * * * *

CSWI undertakes to include the Tandy representations in its request for acceleration of the Registration Statement. The Tandy representations will come directly from CSWI.

If you have any questions, please feel free to contact me at 214.969.5060 or Joseph B. Armes at 972.233.8242. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ R. Scott Cohen

R. Scott Cohen

cc:	Joseph B. Armes, Chairman and Chief Executive Officer of CSW Industrials, Inc.